FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of May, 2006


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:05/08/2006

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext, Amsterdam dated 8 May 2006
                            Unilever N.V. AGM


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Exhibit 99


         UNILEVER N.V. ANNUAL GENERAL MEETING APPROVES ALL RESOLUTIONS


Rotterdam, 8 May.- Unilever N.V. shareholders today approved all resolutions put to the Annual General Meeting in Rotterdam. Details of the voting by the shareholders are set out below. The resolutions include the following:


1. Board Appointments

All continuing Directors stood for election and were duly re-elected. These were Patrick Cescau, Kees van der Graaf, Ralph Kugler and Rudy Markham as Executive Directors, and Antony Burgmans, Leon Brittan, Lynda Chalker, Wim Dik, David Simon and Jeroen van der Veer as Non-Executive Directors.

Charles Golden, Byron Grote, Jean-Cyril Spinetta and Kees Storm were proposed for appointment as Non-Executive Directors for the first time and were also duly appointed.

Bertrand Collomb, Oscar Fanjul and Hilmar Kopper retired as Non-Executive Directors at the meeting.

David Simon replaces Betrand Collomb as the Senior Independent Director.


2. Strengthening governance structure

Furthermore, shareholders have approved all resolutions to strengthen Unilever's corporate governance and structure:

   -To give Directors the authority allowing greater flexibility to allocate assets between both parent companies;
   -To improve transparency and establish a one-to-one economic equivalence for the N.V. and PLC ordinary shares, and split the N.V. ordinary shares 3 to 1, see below under "N.V. Share Split";
   -To remove the binding nomination procedure and allow shareholders the right to nominate candidates for election as Directors, whilst ensuring unity of management .

These resolutions will become effective once the Unilever PLC shareholders adopt the corresponding resolutions tomorrow. A separate press release of Unilever N.V. on the outcome of that meeting will be issued after Unilever PLC's meeting.



 3. -N.V. Share Split
    The shareholders approved a 3 to 1 split of the Unilever N.V. ordinary shares. This involved a redenomination of the Unilever N.V. share capital from NLG to Euro.

It is planned that on 22 May 2006:

   -the ordinary shares in Unilever N.V. with a nominal value of NLG 1.12 will be redenominated in ordinary shares with a nominal value of EUR 0.48 and each of these will be split into three ordinary shares with a nominal value of EUR 0.16 each; the same applies to the depositary receipts for ordinary shares;
   -the 7% cumulative preference shares with a nominal value of NLG 1,000 each will be redenominated in 7% cumulative preference shares with a nominal value of EUR 428.57 (with the accompanying depositary receipts for subshares being redenominated proportionally);
   -the 6% cumulative preference shares with a nominal value of NLG 1,000 will be redenominated in cumulative preference shares with a nominal value of EUR 428.57 (with the subshares being redenominated proportionally);
   -the 4% cumulative preference shares with a nominal value of NLG 100 will be redenominated in cumulative preference shares with a nominal value of EUR 42.86.

It is planned that dealings in the new Unilever N.V. (depositary receipts of) ordinary shares with a nominal value of EUR 0.16 on Euronext Amsterdam and the stock exchange in Frankfurt wiil commence on 22 May 2006 and on the New York Stock Exchange on 24 May 2006.

It was announced on 7 March 2006 that Unilever N.V. has decided to delist the Unilever N.V. (depositary receipts for) ordinary shares from the stock exchanges in Zurich (on 19 May 2006) and Frankfurt
(on 26 June 2006).

The Annual General Meeting further decided to amend the Articles of Association to reflect that Unilever N.V. shares will be in registered form (op naam). It is expected that this will also become effective on 22 May 2006

A separate advertisement will be placed in the Dutch press in due course informing investors who hold the (depositary receipts of) shares mentioned above through Euronext Amsterdam on the implications of the share split and the dematerialisation. Other holders of the (depositary receipts of) shares mentioned above are advised to contact their bank or broker to establish what the implications are for them of these changes and what action is required, if any.


4. Voting results AGM

Agenda item                             For          Against     Abstain

2. Adoption Annual Accounts         686.438.447      760.779   12.012.416

3. Discharge Executive Directors    695.365.523    2.239.319    1.606.800

4. Discharge Non-Executive          695.604.783    2.421.308    1.185.551
Directors

5A. Share Equalisation              693.113.238    1.575.239    4.523.165

5B. Board nomination procedure      695.927.695    1.529.770    1.754.177

5C. Amendment of the Deed of Mutual
Covenants                           674.114.076   22.247.413    2.850.153

6A. Appointment Patrick Cescau      694.747.185    2.994.069    1.470.388

6B. Appointment Kees van der Graaf  695.856.262    1.475.607    1.879.773

6C. Appointment Ralph Kugler        695.849.760    1.538.873    1.823.009

6D. Appointment Rudy Markham        694.342.432    2.090.609    2.778.601

7A. Appointment Antony Burgmans     691.136.339    5.067.683    3.007.620

7B. Appointment Leon Brittan        695.095.551    1.669.556    2.446.535

7C. Appointment Lynda Chalker       695.224.013    1.241.093    2.746.536

7D. Appointment Wim Dik             695.147.942    2.421.446    1.642.254

7E. Appointment David Simon         695.989.599      934.552    2.287.491

7F. Appointment Jeroen van der Veer 696.535.119    1.356.437    1.320.086

7G. Appointment Charles Golden      695.906.242    1.139.104    2.166.296

7H. Appointment Byron Grote         695.278.778    1.568.276    2.364.588

7I. Appointment Jean-Cyril Spinetta 696.152.444    1.260.055    1.799.143

7J. Appointment Kees Storm          696.086.192    1.381.638    1.743.812

8. Remuneration Non-Executive       689.517.054    6.464.944    3.229.644
Directors

9. Appointment of auditors          695.699.855    1.550.494    1.961.293

10. Authorisation to issue shares   642.631.307   55.307.093    1.273.242

11. Authorisation to purchase       697.263.503      515.185    1.432.954
shares


8 May 2006

Unilever N.V.

Rotterdam


SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.